Exhibit 21.1

Subsidiaries of FS Investment Corporation III

Name of Subsidiary	State of Incorporation or Organization
Burholme Funding LLC	Delaware
Center City Funding LLC	Delaware
Dunlap Funding LLC	Delaware
FSIC III Investments, Inc.	Delaware
IC III Altus Investments, LLC	Delaware